OMV

News Release

October 15, 2004
4.35pm (UK time) — 5.35pm (CET)

www.omv.com

OMV agrees sale of 25.1% Rompetrol shares to Rompetrol management

- **Successful closing of Petrom acquisition precondition for disposal of shares**

OMV, Central Europe's leading oil and gas group, has today signed an agreement to sell the 25.1% it holds in The Rompetrol Group N.V to Rompetrol Holding SA, a Swiss-based holding company owned by Rompetrol's senior managers. It has been agreed to keep the terms of the sale confidential. The transfer of shares to Rompetrol Holding SA will occur only if OMV successfully closes the 51% acquisition of Petrom and certain other conditions are met.

The sale of OMV's interest in Rompetrol will allow OMV to focus its efforts on Petrom's downstream operations. Should the conditions for the closing of the Rompetrol transaction not be met, OMV would be free to seek other disposal routes.

OMV acquired its shares in Rompetrol in October 2002 in order to secure a platform in the important market of Romania and has gained valuable insights into the Romanian oil market through this investment. Rompetrol among other interests, owns the refineries Petromidia (Navodari) and Vega (Ploiesti) with a combined processing capacity of 4 million tons per year; a countrywide wholesale business including eight depots; a retail network of 208 filling stations (out of which 86 own stations and 122 color contracts); and its own maintenance, logistics, and ecological services companies.

— Ends —

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Simon Barker, London, Press	Tel. +44 (207) 367-5119; e-Mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–September and Q3 2004** on November 11, 2004

Dlw 11/1